_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 14 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 62     Advertisement appearing in newspapers
                    commencing July 26, 1996.

     Exhibit 63     Letter to a KCPL shareholder dated
                    July 26, 1996.

     Exhibit 64     Press release issued by KCPL on July 26,
                    1996.

     Exhibit 65     Press release issued by the Kansas
                    Corporation Commission on July 26, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 26, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                     Page
__________     ______________________________________________   ____

Exhibit 62     Advertisement appearing in newspapers
               commencing July 26, 1996.

Exhibit 63     Letter to a KCPL shareholder dated July 26,
               1996.

Exhibit 64     Press release issued by KCPL on July 26, 1996.

Exhibit 65     Press release issued by the Kansas Corporation
               Commission on July 26, 1996.

[Advertisement appearing in newspapers commencing July 26, 1996]


                                                       Exhibit 62


AN OPEN LETTER TO KCPL SHAREHOLDERS:


July 25, 1996

Dear Shareholder:

With KCPL's August 7 Special Meeting of Shareholders now less than two weeks away, we are writing to urge you to send in your WHITE proxy card and vote FOR the KCPL/UtiliCorp merger if you have not already done so. It is very important that your vote be counted at the Meeting.

IN THESE FINAL DAYS, WE WOULD HAVE EXPECTED WESTERN RESOURCES TO TRY TO ADDRESS THE ISSUES THAT WE HAVE FOUND TO BE OF GREATEST CONCERN TO OUR SHAREHOLDERS -- the impact of Western's rate case before the Kansas Corporation Commission and its potential effect on Western's revenues and earnings, the long-term value of Western's stock and Western's ability to pay dividends at its promised rate.

INSTEAD, WESTERN HAS CHOSEN TO PURSUE A CAMPAIGN OF EMOTIONALLY-CHARGED AND PERSONAL ATTACKS AGAINST ME, OUR BOARD AND MANAGEMENT. In recent letters to KCPL shareholders and in full-page paid advertisements, Western has inaccurately and unfairly predicted levels of compensation for me and other members of management following our KCPL/UtiliCorp merger, and has charged falsely that this has improperly influenced our evaluations of the Western offer.

BOTH  CHARGES  ARE UNTRUE AND MISLEADING, AND WESTERN  KNOWS  IT.
First, as to the assertion that I will be leaving the Company following the KCPL/UtiliCorp merger, let me assure you, I intend to be at a combined KCPL/UtiliCorp for years to come.

In addition, you should know that in a letter dated April 14, 1996, JOHN HAYES, WESTERN'S CHAIRMAN, ASSURED ME THAT I WOULD HAVE THE SAME POSITION AND COMPENSATION ARRANGEMENTS WITH WESTERN AS I WOULD HAVE FOLLOWING THE UTILICORP MERGER. This was something that John Hayes wanted me to know; but apparently it is not something he has chosen to include in his communications to you. KCPL'S OPPOSITION TO WESTERN'S OFFER HAS ABSOLUTELY NOTHING TO DO WITH MANAGEMENT COMPENSATION. IT IS BASED ON OUR UNSHAKABLE BELIEF THAT THE UTILICORP MERGER WILL PROVIDE SUPERIOR VALUE TO KCPL SHAREHOLDERS.

YOUR  BOARD IS CONVINCED THE KCPL/UTILICORP MERGER WILL  INCREASE
EARNINGS  PER  SHARE, REDUCE INVESTMENT RISK  AND  POSITION  YOUR
COMPANY  TO  BE  A  FORMIDABLE COMPETITOR  IN  BOTH  ITS  SERVICE
TERRITORY AND THE WORLDWIDE ENERGY MARKET.

Looking back on my eight years as KCPL's Chief Executive Officer, I think KCPL's Board and management can be proud of their accomplishments. From May 1, 1988 until the KCPL/UtiliCorp merger agreement was signed on January 19, 1996, KCPL's total return to shareholders* was 230%. WITH YOUR SUPPORT, WE BELIEVE THAT A COMBINED KCPL/UTILICORP CAN CONTINUE THIS RECORD OF CREATING SUPERIOR SHAREHOLDER VALUE. By contrast, Western's total return to shareholders* during this same period was only 148%.

Again, I strongly urge you to vote FOR the KCPL/UtiliCorp merger on the WHITE proxy card. If you have any questions or need assistance in voting your shares, please call KCPL Investor Relations at 800-245-5275 or our proxy solicitor, D.F. King & Co., Inc., at 800-714-3312.

Thank you for your continued consideration and support.

Sincerely,

/s/Drue Jennings


_____________________________
*Total return is measured by stock price appreciation, assuming reinvestment of dividends.



               KANSAS CITY POWER & LIGHT COMPANY

July 26, 1996

IF  YOU  HAVE  ANY QUESTIONS OR NEED ASSISTANCE  IN  VOTING  YOUR
SHARES, PLEASE CALL KCPL INVESTOR RELATIONS AT 1-800-245-5275  OR
OUR PROXY SOLICITOR, D. F. KING & CO., INC., AT 1-800-714-3312.

[Letter to a KCPL Shareholder]

                                        Exhibit 63



                                        July 26, 1996



[Addressee]

Dear [Addressee]:

     Drue Jennings asked that I drop you a note of apology for the unfortunate and unintended impression our letter of June 19, 1996, left with you. As you know, the last impression we want to leave is the very one you had and we apologize. Our hope is that you will reconsider your vote.

     To the point in your letter, the facts of the merger are pretty clear to us: Western's advertised $31 price for a share of stock in their company in exchange for your shares of KCPL is not supported by the facts: When one considers a pending cost of service electric case in Kansas of as much as $105 million; and what we believe are overstated synergies by as much as one-third in 1998, the first full year of operation of a proposed combination with us and, the unrealistic retention rates in their synergy analysis of 70% from a merger with us, we conclude that their future stock price isn't supportable by the facts and the dividend they propose isn't either.

     Consider by contrast our proposed merger with UtiliCorp and you find operational synergies, growth enhancements and dividend rates disclosed and substantiated in our Proxy Statement of June 26, 1996, that we believe are achievable and sustainable. The long-term growth potential of our proposed merger with UtiliCorp will begin earning for you from the day of closing forward, which given our current schedule, is under one year away.
Further, we believe our dividend of $1.85 is sustainable and has growth potential as well.

     Again, we apologize for the offense, but hope that we can regain a measure of confidence in your mind to the extent that you will reconsider your vote. A vote for the KCPL/UtiliCorp merger is a vote for long-term growth in the value of your shares in our company. I have enclosed a white proxy card and envelope for your convenience.

     Best regards,

                                   Sincerely,
                                   /s/Turner White
                                   Senior Vice President
                                   Retail Services

/jmh
Enclosure

[KCPL Press Release]

                                                Exhibit 64


FOR IMMEDIATE RELEASE

Media Contacts:                            Investor Contact:
  Pam Levetzow                               David Myers
  816 / 556-2926                             816 / 556-2312
  Phyllis Desbien
  816 / 556-2903       Joele Frank / Dan Katcher
                       Abernathy MacGregor Scanlon
                       212 / 371-5999

       KCPL CONCERNS ABOUT WESTERN RESOURCES' FINANCES
         HEIGHTENED BY WESTERN'S PROPOSED SETTLEMENT
                       WITH KCC STAFF


KANSAS CITY, MISSOURI (July 26, 1996) -- Kansas City Power & Light Company (NYSE:KLT) today in response to Western Resources' announcement of its proposed settlement with the Staff of the Kansas Corporation Commission made the following statement.

Drue Jennings, Chairman of the Board, President and Chief Executive Officer of KCPL said, "Based on the Kansas Corporation Commission Staff's press release, we see this proposed settlement as a major setback for Western and confirms what we have been telling KCPL shareholders. This establishes a minimum level of over $300 million of revenue reductions that Western faces over the next five years in its pending rate case. With this proposed settlement it is now clear to KCPL that Western faces serious financial challenges that could negatively impact upon its stock price and ability to pay dividends at its promised rate.

"As Western has acknowledged, any final rate settlement will be made with the Kansas Corporation Commission, not the Staff, and it is possible that Western could face even further revenue reductions. There are still significant intervenors to be heard in this case including industrial customers and the City of Wichita. Wichita faces rates that are some 40% higher than Topeka. In addition, Western still has failed to address KCPL's serious concerns that Western's merger-related savings are inflated by as much as $518 million compounded by Western's unrealistic assumption of claiming 70% of its merger savings for shareholders.

Kansas City Power & Light Company provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

                                # # #

[KCC Press Release]

                                                        Exhibit 65


July 26, 1996/For Immediate Release     Release No. 96-22
                                        Docket No. 193,306-U
                                                   193,307-U

KCC UTILITIES DIVISION STAFF AGREES TO STIPULATION REDUCING
WESTERN RESOURCES' ELECTRIC RATES BY $64.7 MILLION

     TOPEKA - The Kansas Corporation Commission's Utilities Division staff has entered into a stipulation and agreement, which if approved by the three-member Commission, would reduce Western Resources' electric rates by $64.7 million. The stipulation was agreed to by KCC Utilities Division staff and Western Resources.

     Under the stipulation, rates for KGE customers will be reduced by $46 million, with an additional $10 million reduction on January 1, 1998. Electric rates for KPL customers will be reduced by $8.7 million. Over the next five years, customers will receive additional accumulated rate reductions of $180 million over those proposed by Western Resources.

     In addition, a five-year incentive mechanism will be established. Under the incentive mechanism all regulated annual earnings in excess of a 12 percent ROE (return on equity) will be split 50/50 between customers and shareholders. The customers' share of any incentive savings will be issued in an annual rebate to KGE customers. The ROE is the amount of money a company has the opportunity to earn on its common equity provided by stockholders.

     The stipulation and associated reduced rates will remain in place for five years. This moratorium would be subject to any changes in the law or events having a substantial influence on the company's operations, including any future mergers.

     In August 1995, Western Resources filed an application requesting an electric rate reduction of $8.7 million per year for seven years, resulting in an accumulated rate reduction of $61 million by the end of the seventh year for KGE customers. The proposed rate reduction was tied to a request to accelerate the depreciation of the Wolf Creek
Generating Station by $50 million per year for seven years.
No change in electric rates was proposed for KPL customers.
     In November 1991, the KCC froze both KPL and KGE electric rates until August 1995, as a condition of the agreement approving the merger of KPL and KGE.

     Western Resources, through its KPL and KGE operating companies, provides electric service to approximately
600,000 customers in eastern and central Kansas.

                            -kcc-